Exhibit 99.7

NICE Launches ElevateAI “1K Every Day,” Delivering Greater AI Access To
Customers of All Sizes

Groundbreaking AI initiative grants brands 1,000 interactions per day with ElevateAI’s free AI-powered transcription services and CX AI models

Hoboken, N.J., July 25, 2023 – NICE (Nasdaq: NICE) today announced ElevateAI’s “1K Every Day” initiative, extending the reach of its industry-leading on-demand AI services to organizations of all sizes. ElevateAI brings the power of NICE’s purpose-built Enlighten AI to the developer community. With highly accurate AI purpose built for CX, “1K Every Day” is a game-changer for any brand seeking to leverage the power of AI to improve customer satisfaction and agent efficiency. AI is the brain behind extraordinary customer experience (CX), and by eliminating initial upfront costs, organizations of all sizes can benefit from AI and transform their customer experience.

With ElevateAI, contact centers can take their CX to the next level by harnessing the power of AI trained on billions of interactions.  Users can easily access NICE’s award-winning Enlighten AI with developer-friendly APIs and instant sign-up capabilities. ElevateAI’s open and flexible architecture allows seamless integration with existing technology stacks, significantly enhancing innovation possibilities.

ElevateAI’s new “1K Every Day” offers a significant upgrade, providing up to 1,000 interactions of transcription services and CX AI per day, free of charge. Brands can power seamless CX with transcriptions. ElevateAI’s plan is unique for its larger number of interactions offered per day.

Barry Cooper, President, CX Division, NICE, said, "At NICE, we believe that data and AI should be at the core of every brand's CX. With the new ‘1K Every Day' initiative, we're making our purpose-built AI for CX even more accessible to businesses of all sizes. We're excited to see how organizations are using the power of ElevateAI to drive innovation and deliver extraordinary experiences for their customers, even with their own custom solutions."

To learn more about ElevateAI, click here, where you can access a free trial and comprehensive product documentation to analyze your first interaction in seconds.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud-native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.